UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549

                            FORM 3

       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f)of the Investment Company Act of 1940

1. Name and Address     2.Date of Event       4. Issuer Name and Ticker or
Of Reporting Person       Requiring Statement    Trading Symbol
                            (Month/Day/Year)
  (Last, First, Middle)
                                                   Shells Seafood Restaurants, Inc.
  Heaton, Linn D.            12/02/02              ("SHLL.OB")
  1520 S. Ocean Blvd.
  Palm Beach, FL  33480


                        3.IRS ID Number       5. Relationship of Reporting      6.If Amendment,
                          Of Reporting           Person(s) to Issuer              Date of Original
                          Person, if an                                           (Month/Day/Year)
                          entity (voluntary)       __Director
                                                   __Officer                            NA
                                                   _X_10% owner
                                                   __Other                      7.Individual or Joint
                                                                                  Group Reporting
                                                                                  _x_Form Filed by

                                                                                 One Reporting Person


Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security           2.Amount of Securites        3. Ownership Form:          4. Nature of Indirect Beneficial
                                 Beneficially Owned            Direct (D) or               Ownership
                                 (Instr. 4)                    Indirect (I)                (Instr. 5)
     NONE                                                      (Instr. 5)



Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of   2.Date Exer-      3.Title and Amount of Sec-   4.Conver-   5. Owner-       6. Nature of Indirect
  Derivative   cisable and       urities Underlying Deriv-    sion or      ship            Beneficial Ownership
  Security     Expiration        ative Security (Instr. 4)    Exercise     Form of         (Instr. 5)
  (Instr. 4)   Date (Month/                                   Deri-        Deriv-
               Date/Year)                                     vative       ative
                                                              Security     Securities:
               Date    Expir-        Title        Amount                   Direct
               Exer-   ation                      or                       (D) or
               cisable Date                       Number                   Indirect
                                                  of                       (I)
                                                  Shares                   (Instr. 5)



   Warrant(1)   2/01/03 1/31/05   Warrant to       2,227,007    $0.16           D
                                  purchase shares        (2)
                                  of common stock



Explanation of Responses:
(1) This warrant was issued to Shells Investment Partners, LLC ("SIP") on February 11, 2002 in connection with the Company's private financing transaction in which Shells Investment Partners, LLC and another investor each invested $1,000,000. The Company issued to each investor (i) a secured promissory note and (ii) a warrant to purchase 4,454,015 shares of its Common Stock. The undersigned has the right to acquire between 1/3 and 1/2 of SIP's warrants pursuant to the agreement between SIP and George Heaton dated February 22, 2002. For purposes of this Form 3, it is assumed that maximum number of warrants are acquired.
(2) This warrant provides for certain anti-dilution adjustments including upon stock dividends, reclassifications and subdivisions and in the event of sales of equity securities at below then fair market value.




/s/ Linn D. Heaton                    December 4, 2002
------------------------------------
    Linn D. Heaton